                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)
                                       of
                           Tweedy, Browne Company LLC


                                (Name of Issuer)
                                ProQuest Company


                         (Title of Class of Securities)
                     Common Stock, Par Value $.001 Per Share

                                 (Cusip Number)
                                    74346P102

                                December 31, 2004

             (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  74346P102
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1. NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS Tweedy, Browne Company LLC ("TBC")
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                   5. SOLE VOTING POWER
NUMBER OF             3,887,594 shares
                   ---------------------------------------------------------
 SHARES            6. SHARED VOTING POWER
                      0 shares
BENEFICIALLY       ---------------------------------------------------------
                   7. SOLE DISPOSITIVE POWER
 OWNED BY             3,960,634 shares
                   ---------------------------------------------------------
   EACH            8. SHARED DISPOSITIVE POWER
                      0 shares
 REPORTING         ---------------------------------------------------------
                   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON              PERSON

   WITH               3,960,634 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES* [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.85%
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12   TYPE OF REPORTING PERSON (See instructions)
     BD & IA
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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED
     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
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ITEM 1   (A) NAME OF ISSUER:
             ProQuest Company

ITEM 1   (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             300 North Zeeb Road, Ann Arbor, MI 48103-1553.

ITEM 2   (A) NAME OF PERSON FILING:
             The person filing this Amendment No. 4 is Tweedy, Browne Company LLC ("TBC"),a Delaware limited liability company. This Amendment No. 4 amends an Amendment No. 3 to a Statement on
             Schedule 13G filed by TBC on January 15,2004.

ITEM 2   (B) ADDRESS OF PRINCIPAL OFFICE:
             The business address of TBC is 350 Park Avenue, New York,
             NY 10022.

ITEM 2   (C) CITIZENSHIP:
             TBC is a Delaware limited liability company.

ITEM 2   (D) TITLE OF CLASS OF SECURITIES:
             This Amendment No. 4 relates to the Common Stock $.001 Par Value of the issuer.

ITEM 2   (E) CUSIP NUMBER:
             74346P102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

    (a) [x] Broker or dealer registered under Section 15 of the Exchange Act

    (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) [_] Investment company registered under Section 8 of the Investment Company Act.

    (e) [x] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E).

    (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j) [ ] Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 - OWNERSHIP

ITEM 4 (a) Amount Beneficially Owned:
           3,960,634 shares

       (b) Percent of Class
           13.85%

       (c) Number of Shares as to which such person has:

       (i) Sole power to vote or direct the vote:
           3,887,594 shares

      (ii) Shared power to vote or direct the vote:
           0 shares

     (iii) Sole power to dispose or to direct the disposition of 3,960,634 shares

      (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

ITEM 10. CERTIFICATION

         By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in this Amendment No. 4 is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By: /s/ Christopher H. Browne
   --------------------------------
    Christopher H. Browne
    Managing Director


Dated: January 5, 2005